Management's Discussion and Analysis of
Financial Condition and Results of Operations


Background

NFO Research, Inc. and its subsidiaries (the "Company") is a leading provider of custom and syndicated market information to America's largest companies as well as the international business community. Through its pre-recruited consumer panel and other specialized databases, NFO offers access to more than 525,000 households and over 1.3 million people.


Results of Operations

The following table sets forth for the periods indicated certain income statement data for the Company.

                                                                                             Percentage
                                                                                              Increase
                                                                                             (Decrease)
                                                          Income Statements
                                                       Years Ended December 31,            1996      1995
                                                 ----------------------------------        Over      Over
                                                    1996         1995         1994         1995      1994
                                                    ----         ----         ----         ----      ----
                                                (in thousands, except per share data)
Revenues                                         $109,162     $ 73,098     $ 61,545        49.3%     18.8%
  Cost of Revenues                                 48,329       32,356       26,783        49.4      20.8
  Selling, General & Administrative Expenses       39,279       25,559       22,355        53.7      14.3
  Amortization Expense                              2,891        2,157        2,031        34.0       6.2
  Depreciation Expense                              1,668        1,239        1,026        34.6      20.8
                                                 --------     --------     --------        ----      ----
Operating Income                                   16,995       11,787        9,350        44.2      26.1
  Interest Expense, Net                               216           26          103       730.8     (74.8)
  Other Expenses                                      453         --            258        --        --
                                                 --------     --------     --------        ----      ----
Income Before Income Taxes                         16,326       11,761        8,989        38.8      30.8
  Income Tax Provision                              7,310        5,040        3,408        45.0      47.9
                                                 --------     --------     --------        ----      ----
Net Income                                       $  9,016     $  6,721     $  5,581        34.1%     20.4%
                                                 --------     --------     --------        ----      ----
Weighted Average Shares Outstanding(1)             10,818        9,696        9,483        11.6%      2.2%
                                                 ========     ========     ========        ====      ====
Earnings per Share(1)                            $    .83     $    .69     $    .59        20.3%     16.9%
                                                 ========     ========     ========        ====      ====

(1) Adjusted to reflect 3 for 2 stock splits effected on April 5, 1994 and February 5, 1996.

Special Note Regarding Forward-Looking Statements

As certain of the statements made in this annual report are "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995), they involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, clients' timing of new product introductions and reformulations, clients' marketing budgets, industry and economic conditions, changes in management or ownership of a client, the effect of the Company's competition on client purchasing decisions, the strategic decisions of the Company's management team, the extent to which the Company is successful in developing and marketing its interactive market research techniques and other factors referenced in this annual report. In addition, the success of the Company's European expansion efforts is dependent in part upon a productive joint venture relationship and upon the successful application of NFO's methodologies to different business and consumer environments.

Acquisitions

On January 3, 1996, the Company acquired Migliara-Kaplan & Associates, Inc. ("M/K"), Chesapeake Surveys, Inc. ("CSI"), and Plog Research, Inc. ("Plog"). M/K is one of the nation's leading full-service health care marketing information companies with offices in Baltimore, MD and Princeton, NJ. CSI provides data collection and survey services, such as focus groups and random telephone interviews. Plog is the nation's leading travel industry marketing research organization. On August 15, 1996, the Company acquired The SPECTREM Group, Inc. ("Spectrem"). Spectrem provides niche consulting and acquisition and divestiture advisory services in the trust and investment products sectors.


1996 Compared to 1995

The Company's revenues increased 49 percent to $109.2 million from $73.1 million the previous year. The acquisitions of M/K, CSI, and Plog in January 1996 and Spectrem in August 1996 contributed $28 million to this increase. Revenues in the Company's remaining business increased by 10 percent, led by strong showings in its financial services and packaged goods sectors.

   Costs of revenues increased 49 percent to $48.3 million from $32.4 million a year ago. The increase was primarily the result of the first time inclusion of M/K, CSI, Plog and Spectrem ($12.5 million), while remaining costs of revenues increased $3.4 million, or 10.5 percent which was in line with revenue increases.

   Selling, general and administrative expenses increased 54 percent to $39.3 million from $25.6 million in the previous year. The first time inclusion of M/K, CSI, Plog and Spectrem accounted for $9.6 million, while other principal contributing factors included increased staffing caused by increased business activity in both the U.S. and Europe, development of the Company's new online interactive research capabilities, and inflationary increases.

   Operating income in 1996 increased 44 percent to $17.0 million from $11.8 million in the prior year. This increase is primarily the result of the items discussed above. Operating margins for 1996 were 15.6 percent compared to 16.1 percent a year ago. Excluding the Company's investments related to Interactive Business Development, operating margins were actually higher in 1996 than 1995.

   Income tax expense reflects the Company's combined Federal and State statutory tax rate of approximately 39 percent, plus the effects of non-deductible expenses, primarily goodwill. The increase in the effective tax rate from 42.9 percent to 44.8 percent was largely due to the effect of the acquisitions mentioned above.

   The result of the items discussed above is that net income increased 34 percent to $9.0 million from $6.7 million in the previous year. Earnings per share increased to $.83 from $.69 a year ago. The increase in earnings per share was primarily due to increased earnings and occurred in spite of a greater number of outstanding shares caused primarily by the issuance of additional shares in connection with the recent acquisitions. The earnings per share have been adjusted for the stock split effected on February 5, 1996.


1995 Compared to 1994

The Company's revenues increased 18.8 percent to $73.1 million from $61.5 million the previous year. All of the Company's business units grew at double-digit rates for the year. The Company's telecommunications business unit, as well as its financial services, HealthMed, and packaged goods businesses had strong growth in 1995.

   Costs of revenues increased 20.8 percent to $32.4 million from $26.8 million a year ago. The increase was primarily due to the overall increase in business volume, a slight change in product mix, and an increase in postal rates. Postal rates increased January 1, 1995 and the Company passed through, without its normal markup, any incremental postage charges on projects performed in the first quarter of 1995 that were sold prior to January 1, 1995.

   Selling, general and administrative expenses for 1995 increased 14.3 percent to $25.6 million from $22.4 million in 1994. The principal contributing factors were the first-time inclusion of Advanced Marketing Solutions Corp. ("AMS"), acquired in December 1994 ($.7 million), increases at PSI related to the opening of a new office in London, England and the expansion of its existing offices in Tampa, Florida, and new product development ($.5 million), increases in marketing expenses and product development costs of $.7 million and general inflationary increases.

   Operating income in 1995 increased 26.1 percent to $11.8 million from $9.4 million in the prior year. This increase was primarily the result of the items discussed above. Operating margins increased to 16.1 percent from 15.2 percent for 1994.

   The result of the items discussed above is that net income increased 20.4 percent to $6.7 million from $5.6 million in the prior year. Earnings per share increased 16.9 percent to $.69 from $.59 a year ago. The earnings per share amounts have been adjusted for the stock split effected on February 5, 1996.


Liquidity and Capital Resources

Working capital as of December 31, 1996 was $10.8 million, an increase of $2.9 million from December 31, 1995. The primary reason for the change in working capital was an increase in accounts receivable partially offset by an increase in accrued expenses.

   The Company has a credit facility (the "Credit Facility") with three major U.S. banks. The Credit Facility provides NFO with a credit availability of $45 million which declines to $35 million and $25 million on December 29, 1997 and 1998, respectively. The Company may borrow under this facility at rates based on specific margins above the Eurodollar base rate, the Federal Fund Rate or the Prime Rate, at the Company's option. At December 31, 1996, the Company had loans outstanding of $4 million under the Credit Facility.

   The Credit Facility includes covenants which require the Company to maintain certain ratios and net worth levels and place certain restrictions on investments, sales of assets, issuance of new debt, payment of dividends, incurring of liens and the guarantee of obligations of third parties. The Company believes that none of these restrictions will have a significant impact on its business or operations as presently contemplated.

   During the year, the Company made capital expenditures of approximately $3.3 million. Capital expenditures in 1997 are expected to be substantially higher than this level due to the planned expansion of the Company's operations capacity.

   The Company anticipates that existing cash, together with internally generated funds and its credit availability, will provide the Company with the resources that are needed to satisfy potential acquisitions, capital expenditures, and the Company's growing working capital requirements in fiscal 1997 and subsequent years. The timing and magnitude of future acquisitions will be the single most important factor in determining the Company's long-term capital needs.


Inflation

Inflation has historically had only a minor effect on the Company's results of operations and its internal and external sources of liquidity and working capital because the Company has generally been able to increase prices to reflect cost increases resulting from inflation.


Seasonality

The Company's business activity has traditionally reflected a modest seasonality factor with slightly higher revenues in the Company's fourth quarter. This seasonality reflects increased research spending in the fourth quarter by clients seeking to complete research studies prior to the holiday season and the close of their fiscal year. Also, the Company generally initiates several large-scale annual projects and tracking programs during the fourth quarter of each year.

   Over the past three years, the fourth quarter has represented between 28.4 percent and 29.8 percent of the Company's annual revenues. Each of the remaining three quarters ranged between 22.1 percent and 25.4 percent of the annual total.